COMMISSION FILE

No. 1-8887

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2002

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

I

The documents listed below in this Section and filed as Exhibits 4.208 to 4.210 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.

S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

4.208	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended December 31, 2002.

4.209	Consolidated comparative interim unaudited financial statements of the registrant for the period ended December 31, 2002 (included in the registrant’s Fourth Quarter 2002 Report to Shareholders).

4.210	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Fourth Quarter 2002 Report to Shareholders.

II

The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form F-10 under the Securities Act of 1933 (Reg. No. 333-101140) of TransCanada PipeLines Limited as additional Exhibits having the reference numbers indicated.

4.208	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended December 31, 2002.

4.209	Consolidated comparative interim unaudited financial statements of the registrant for the period ended December 31, 2002 (included in the registrant’s Fourth Quarter 2002 Report to Shareholders).

4.210	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Fourth Quarter 2002 Report to Shareholders.

4.211

Description of Shareholder Rights Plan dated December 2, 1994 and as amended and restated through April 27, 2001, of the Registrant.  The foregoing description supersedes all prior descriptions of the Shareholder Rights Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	“Russell K. Girling”
Russell K. Girling
Executive Vice-President, and Chief Financial Officer

By:	“Lee G. Hobbs”
Lee G. Hobbs
Controller

January 29, 2003

Certificate Pursuant to Section 302
Of the Sarbanes-Oxley Act

I, Harold N. Kvisle, certify that:

1.	I, Harold N. Kvisle have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated January 28, 2003

/ s / Harold N. Kvisle
Harold N. Kvisle
President and Chief Executive Officer

Certificate Pursuant to Section 302

Of the Sarbanes-Oxley Act

I, Russell K. Girling, certify that:

1.	I, Russell K. Girling have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated January 28, 2003

/ s / Russell K. Girling
Russell K. Girling
Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

4.208	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended December 31, 2002.

4.209	Consolidated comparative interim unaudited financial statements of the registrant for the period ended December 31, 2002 (included in the registrant’s Fourth Quarter 2002 Report to Shareholders).

4.210	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Fourth Quarter 2002 Report to Shareholders.

4.211

Description of Shareholder Rights Plan dated December 2, 1994 and as amended and restated through April 27, 2001, of the Registrant.  The foregoing description supersedes all prior descriptions of the Shareholder Rights Plan.

4.212	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

4.213	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

NewsRelease

TransCanada Delivers Increased Earnings, Cash Flow

Board Raises Dividend

CALGARY, Alberta — January 28, 2003 — (TSE: TRP) (NYSE: TRP)

Year-end and Fourth Quarter 2002 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise)

•      TransCanada PipeLines Limited's Board of Directors today raised the quarterly dividend on the company's common shares from $0.25 per share to $0.27 per share, an increase of eight per cent, for the quarter ended March 31, 2003.  This is the 157th consecutive quarterly dividend on TransCanada's common shares and is payable on April 30, 2003 to shareholders of record at the close of business on March 31, 2003.  The Board also declared regular dividends on TransCanada's preferred shares.

•      TransCanada’s net income applicable to common shares from continuing operations (net earnings) for the year ended December 31, 2002 was $747 million or $1.56 per share.  This compares to $686 million or $1.44 per share for 2001.   The  nine per cent increase in 2002 is primarily due to higher earnings from the Transmission business and reduced Corporate expenses, partially offset by lower earnings from the Power segment.  In 2001, the Power segment earnings reflected the significant market opportunities created by high market prices and power price volatility.

•      TransCanada’s net earnings for the fourth quarter 2002 were $180 million or $0.37 per share — an increase of eight per cent over net earnings of $166 million or $0.35 per share for the same period in 2001.

•      Net income applicable to common shares for the year ended December 31, 2002 was $747 million or $1.56 per share compared to $619 million or $1.30 per share in 2001.  The 2001 results included a net loss from discontinued operations of $67 million or $0.14 per share.

•      Net income applicable to common shares for fourth quarter 2002 was $180 million or $0.37 per share compared to $186 million or $0.40 per share for the fourth quarter 2001.  The fourth quarter 2001 results include a positive $20 million or $0.05 per share after-tax adjustment to the provision for loss on discontinued operations.

•      Funds generated from continuing operations for the fourth quarter 2002 were $467 million, an increase of $106 million compared to the same period last year.  On a full year basis, funds generated from continuing operations were $1,827 million compared to $1,624 million in 2001, an increase of 13 per cent.

•      The company has chosen to expense stock options and the impact of this accounting change, which has been recorded in the fourth quarter 2002, was a $2 million charge to net income in the three months and year ended December 31, 2002.

•      The National Energy Board (NEB) approved interim 2003 tolls on TransCanada’s Mainline in December 2002.  The NEB will hold a public hearing, scheduled to begin on February 24, 2003, to consider TransCanada’s application for approval of 2003 tolls.  Also in December, the Alberta Energy and Utilities Board approved interim tolls on TransCanada’s Alberta System.

•      In January 2003, Portland Natural Gas Transmission System received U.S. Federal Energy Regulatory Commission approval, subject to a public comment period, on new tolls which are effective retroactive to April 2002.

•      For the year ended December 31, 2002:

•      Deliveries of natural gas on the Alberta System averaged 11.4 billion cubic feet per day (Bcf/d) (2001 — 11.1 Bcf/d)

•      Field receipts volumes for the Alberta System were 11.2 Bcf/d (2001 — 11.4 Bcf/d)

•      Canadian Mainline deliveries to all delivery points along the system averaged 7.2 Bcf/d (2001 -  6.7 Bcf/d)

•      Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan were 6.1 Bcf/d (2001 — 5.7 Bcf/d)

•      The BC System delivered an average of 1.0 Bcf/d (2001 — 1.1 Bcf/d)

“Our focus in 2002 was on the diligent and disciplined implementation of the key strategies we established more than two years ago,” said Hal Kvisle, TransCanada’s chief executive officer.  “As a result, we’ve delivered another year of consistently strong financial performance with increases in our income and cash flow.  We are particularly proud of the level and quality of our 2002 funds from operations, which increased by more than 13 per cent relative to 2001.

“Enhancing shareholder value is always our primary goal in determining the best use of our discretionary cash flow.  We are pleased that the increases in earnings and cash flow have enabled the Board to increase the dividend for the third consecutive year.  This is a significant achievement and clearly shows that our focus on our two core businesses of natural gas transmission and power continues to work well.”

TransCanada’s financial position continued to improve during 2002 as it repaid debt maturities of $486 million, reduced notes payable by $46 million and increased shareholders’ equity by $320 million.  The company’s liquidity position remains strong as it continues to generate substantial operating cash flow and, aside from ongoing maintenance requirements and the pending Bruce Power transaction, has limited capital commitments going forward.

During the fourth quarter, TransCanada established a new $1.5 billion syndicated credit facility, replacing existing lines set to expire in mid-2003, and also filed universal shelf prospectuses with Canadian and U.S. securities regulators in the amount of $2 billion and US$1 billion respectively.

“Our balance sheet remains strong and, as demonstrated in the fourth quarter, we remain extremely well positioned to act on opportunities for growth in our core businesses of natural gas transmission and power generation,” said Mr. Kvisle.

TransCanada’s strategies for growth and value creation continue to be:

•      Sustain, grow and optimize its North American natural gas transmission network

•      Establish a new regulated business model that provides value to customers, reduces the long-term risks of its Canadian long-haul pipelines and allows the company to earn a fair and competitive return

•      Grow its power business

•      Achieve operational excellence, with a focus on providing low-cost, reliable service to its customers

•      Maintain and utilize its strong financial position

“We believe there will be significant opportunities to continue to grow our pipeline and power businesses over the next decade,” said Mr. Kvisle.  “However, we will not pursue growth for growth’s sake.  We will continue to carefully evaluate all opportunities with a focus on the acquisition and construction of highly efficient assets that enhance shareholder value.  We will continue to fund our businesses in a manner that is consistent with our ‘A’ credit rating.

“Our goal is to be one of the most profitable, competitive, reliable providers of natural gas transportation and electric power in North America.”

Fourth quarter 2002 highlights

In December 2002, TransCanada, as a member of a consortium, signed an agreement to purchase a 31.6 per cent interest in Bruce Power Limited Partnership (Bruce Power) and an approximate 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power, for approximately $376 million.  In addition to the purchase price, each consortium member will fund a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation (OPG).  Bruce Power is a tenant under a lease on the Bruce nuclear power facility in Ontario.  The lease expires in 2018 with an option to extend the lease by up to 25 years.

The other two consortium members are Cameco Corporation and BPC Generation Infrastructure Trust, a trust established by the Ontario Municipal Employees Retirement System.

“Our investment in Bruce Power is a strong fit with TransCanada’s strategy to grow its power business,” said Mr. Kvisle.  “As we have consistently stated, each investment we make in power must be supported by strong, stable and predictable cash flows with either substantially contracted revenue streams or be at the low cost end of the dispatch curve.”

The Bruce Power facility will continue to be managed and operated by the existing management and staff of Bruce Power. Under the terms of the lease, spent fuel and decommissioning liabilities remain the responsibility of OPG.  The transaction is expected to close in February 2003.

Also in December 2002, TransCanada entered into an equal partnership with OPG to assess the viability of developing a 550 megawatt (MW) natural gas-fuelled energy centre to meet the growing needs of Toronto’s downtown core.  The centre would be located on a portion of the site of OPG’s former R.L. Hearn Generating Station in the Portlands area of Toronto’s downtown waterfront.

In November 2002, TransCanada closed its acquisition of the 300 MW ManChief power plant in Brush, Colorado for $209 million.  The entire output of the simple cycle, two turbine facility is sold under long-term tolling contracts that expire in 2012.

“TransCanada’s strengths are its premium asset base, its financial capability and the experience and expertise of its people.  We remain committed to building profitable, and sustainable businesses in pipe and power,” said Mr. Kvisle. “The year 2002 saw TransCanada emerge as a leader in the North American natural gas pipeline and power industries.  In 2003 we will maintain our focus on our core businesses and our emphasis on their continued growth without compromising our financial position.”

Conference Call

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth quarter 2002 financial results and general developments and issues concerning the company.  Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 (North America) or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call.  No pass code is required.  A live audio web cast of the teleconference will also be available on TransCanada’s web site at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 4, 2003 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1340403.  The web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company.  It is focused on natural gas transmission and power services with employees who are expert in these businesses.  The company’s network of approximately 38,000 kilometres of pipeline transports the majority of western Canada’s natural gas production to the fastest growing markets in Canada and the United States.  Upon closing the Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for approximately 4,150 megawatts of power — an amount of power that can meet the needs of more than four million average households.  The company’s common shares trade under the symbol TRP on the Toronto and New York stock exchanges.  Visit us on the internet at www.transcanada.com for more information.

Fourth Quarter 2002 Financial Highlights

(unaudited)

Operating Results (millions of dollars)	Three months ended December 31		Year ended December 31
	2002	2001	2002	2001

Revenues	1,338	1,279	5,214	5,275

Net Income/(Loss) Applicable to Common Shares
Continuing operations	180	166	747	686
Discontinued operations	—	20	—	(67)
	180	186	747	619

Cash Flow
Funds generated from continuing operations	467	361	1,827	1,624
Capital expenditures in continuing operations	(193)	(171)	(586)	(440)

Common Share Statistics	Three months ended December 31		Year ended December 31
	2002	2001	2002	2001

Net Income/(Loss) Per Share - Basic
Continuing operations	$0.37	$0.35	$1.56	$1.44
Discontinued operations	—	0.05	—	(0.14)
	$0.37	$0.40	$1.56	$1.30

Dividend Per Share	$0.25	$0.225	$1.00	$0.90

Common Shares Outstanding (millions)
Average for the period	479.3	476.5	478.3	475.8
End of period	479.5	476.6	479.5	476.6